Reviewed Financial Statements

Creator Films, Inc

For The Period From November 21, 2019 (Inception) to December 31, 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Creator Films, Inc
Menifee, California

We have reviewed the accompanying financial statements of Creator Films, Inc. (a corporation), which comprise the balance sheet as of December 31, 2019, and the related statements of income, changes in shareholders' equity and cash flows for the period from November 21, 2019 (Inception) to December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Alexandra Hernandez, CPA
San Antonio, TX
March 10, 2020

PO BOX 593431 San Antonio, TX 75201 | (P) 210-504-8110 | alexahernandez.cpa@gmail.com

Balance Sheet

Creator Films, Inc
As at 31 December 2019

	31 Dec 2019
Assets	
Current Assets	
Cash and Cash Equivalents	-
Total Current Assets	**-**
Total Assets	**-**
Liabilities and Equity	
Liabilities	
Non-Current Liabilities	
Notes Payable - Related Party	600
Total Non-Current Liabilities	**600**
Total Liabilities	**600**
Equity	
Current Year Earnings	(600)
Stock	
Common Stock (10,000,000 shares authorized; 0 issued; $0.001 par value)	-
Preferred Stock (50,000,000 shares authorized; 0 issued; $0.001 par value)	-
Total Stock	**-**
Total Equity	**(600)**
Total Liabilities and Equity	**-**

Reviewed - See accompanying notes

Income Statement

Creator Films, Inc
21 November 2019 to 31 December 2019

	31 Dec 19
Gross Profit	**-**
Operating Income / (Loss)	**-**
Other Income and Expense	
Organizational Costs	(600)
Total Other Income and Expense	**(600)**
Net Income / (Loss) before Tax	**(600)**
Net Income	**(600)**
Total Comprehensive Income	**(600)**

Reviewed - See accompanying notes

Statement of Cash Flows

Creator Films, Inc

For the period November 21, 2019 to December 31, 2019

	NOV 21-DEC 31, 2019
Operating Activities	
Payments to suppliers	(600)
Net Cash Flows from Operating Activities	**(600)**
Financing Activities	
Proceeds from issuance of long-term notes	600
Proceeds from issuance of stock	-
Net Cash Flows from Financing Activities	**600**
Net Cash Flows	**-**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	-
Net change in cash for period	**-**

Statement of Changes in Shareholders' Equity

Creator Films, Inc

For the period November 21, 2019 to December 31, 2019

	NOV 21-DEC 31, 2019
Equity	
Balance at Inception	-
Issuance of Stock (0 Shares)	-
Current Year Earnings (Loss)	(600)
Balance at December 31, 2019	**(600)**

Notes to the Financial Statements (Reviewed)
Creator Films, Inc
For The Period From November 21, 2019 (Inception) to December 31, 2019

NOTE A - ORGANIZATION AND NATURE OF ACTIVITIES

Creator Films, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware.

The Company was founded on November 21, 2019 for the purpose of producing and distributing movies, television, and web content.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant Risks and Uncertainties
The Company is subject to customary risks and uncertainties associated with the production of movies, television, and web content including, but not limited to, the need for copyright protection, dependence on key personnel, and costs of services provided by third parties.

Developing and commercializing a feature film requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

The Company is dependent on obtaining additional capital resources for the expansion of its operations, which is subject to significant risks and uncertainties, including the inability to secure additional funding at favorable rates or failing to reach profitability or generate positive cash flows from its current business model.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments, such as money market funds that are readily convertible to known amounts of cash within 90 days from the date of purchase. All cash balances are held at major banking institutions.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Expenses

The Company records expenses in the period incurred.

Organizational Costs

Organizational costs, including legal fees, are expensed as incurred. Organizational costs charged to operations totaled $600 for the period from November 21, 2019 (inception) through December 31, 2019.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company is expected to sustain a net operating loss during its initial annual period. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Delaware and California.

Equity

Pursuant to the Company's certificate of incorporation, the Company is authorized to issue a total of 60,000,000 shares at a par value of $0.001 per share. The Company has authorized two classes of stock:

- Common Stock - 10,000,000 shares at a par value of $0.001 per share
- Preferred Stock - 50,000,000 shares at a par value of $0.001 per share

Common stock entitles the holder to one vote per share of stock. Preferred stockholders do not have voting rights. As of December 31, 2019, the Company had zero shares of Common stock and zero shares of Preferred stock issued and outstanding.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

NOTE C - FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the
use of unobservable inputs. These inputs are prioritized as follows:

- **Level 1** - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
- **Level 2** - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
- **Level 3** - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

- **Market approach** - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
- **Income approach** - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option pricing models, and excess earnings method.
- **Cost approach** - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE D - CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E - RELATED PARTY TRANSACTIONS - NOTES PAYABLE

The Company has notes payable ("the Notes") to a related party ("Deo Volente Media, LLC" a company managed by the same owners). The Notes do not accrue interest and are payable at a future date to be determined by management. The Company uses the funding from the Notes to cover operational costs. As of December 31, 2019 the total amount due to Deo Volente Media is $600.

NOTE F - INDEMNIFICATION

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk to be remote.

NOTE G - SUBSEQUENT EVENTS

On February 2020 the following events occurred:

- The Company issued a promissory note ("the Note") in the amount of $5,000 to a related party ("Deo Volente Media, LLC"). The Note does not accrue interest and is payable at a future date to be determined by management. The Company will use the funding from the Note to cover current operational costs.

- The company acquired the rights to a feature film "False Hopes" (the Movie). The Movie was produced by Deo Volente Media, but owned by "False Hopes the Movie." The General Partners will each be granted stock at a rate of 1.2 shares for each dollar invested. In addition, the Company will be required to pay $150,000 at a future date dependent on revenues.

In preparing these financial statements, management has evaluated and disclosed all material subsequent events up to March 10, 2020, the date these financial statements were available to be issued, and has not identified any events, other than those disclosed above, that would be required for disclosure.